

April 30, 2013

Via E-mail
Mr. Glenn G. Cohen
Chief Financial Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042-0020

> **Re: Kimco Realty Corporation**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 1-10899**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 2. Properties, page 11

1. We note your disclosure on page 16 of your executed leases and leasing spreads. In future Exchange Act periodic reports please clarify the portion of the executed leases that were new leases and those that were renewals or options. Also, please provide balancing disclosure regarding your leasing cost, including tenant improvement cost and leasing commissions, for both new and renewed leases. Please disclose the square footage the leasing cost applies to or provide the cost on a per square footage basis.

2. In future Exchange Act periodic reports please provide disclosure regarding your lease expirations for the next 10 years, stating (i) the number of tenants whose leases will

expire, (ii) the total area in square feet covered by such leases, (iii) the annual rent represented by such leases, and (iv) the percentage of gross annual rent represented by such leases.

Acquisitions of and Improvements to Real Estate Under Development, page 25

3. We note the three development projects and the anticipated capital commitments during 2013. In future Exchange Act periodic reports, to the extent you have a significant construction/redevelopment portfolio, please expand your disclosure to include information regarding anticipated completion dates, costs incurred to date and estimated costs to completion.

Financial Statements

Consolidated Statements of Cash Flows, page 47

4. We note that you have included acquisitions of and improvements to operating real estate on one line item and acquisition of and improvements to real estate under development on a separate line item in the investing section of the cash flow statement. In future filings, please disclose separately the amounts paid for acquisitions separate from improvements for each category. In addition, please include a discussion, within your MD&A of your improvements including a breakdown of these expenditures between new development, redevelopment/renovations, tenant allowances and other capital expenditures by year and a discussion of significant fluctuations between years. Lastly, please disclose the amount of soft costs interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Duc Dang, Staff Attorney, at (202) 551-3386 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief